# TCFG Wealth Management, LLC

Financial Statements and Supplemental Schedule
(with Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2024

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69089 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                            MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___TC F GWealth Management, L LC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28202 Cabot Road, Suite 300

|  |  |  |
|---|---|---|
|  | (No. and Street) |  |
| Laguna Niguel | CA | 92677 |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Rick Roberts | (949) 365-5830 | rroberts@tcfgwealth.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

| (Name – if individual, state last, first, and middle name) | | | |
|---|---|---|---|
| 18455 Burbank Blvd. #404 | Tarzana | CA | 91356 |
| (Address) | (City) | (State) | (Zip Code) |
| 09/15/2005 | | 2370 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, <u>Rick Roberts</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>TCFG Wealth Management, LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State of California
County of _Orange_

Subscribed and sworn to (or affirmed) before me on this _24th_ day of _February_ , 20_25_, by _Rick Roberts_
_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TERESA L. SCHERNER
Notary Public - California
Orange County
Commission # 2349728
My Comm. Expires Mar 16, 2025

(Seal)

Signature _Teresa L Scherner_

**BRIAN W. ANSON**
*Certified Public Accountant*

18455 Burbank Blvd., Suite 404, Tarzana, CA  91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of TCFG Wealth Management, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TCFG Wealth Management, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of TCFG Wealth Management, LLC's management. My responsibility is to express an opinion on TCFG Wealth Management, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TCFG Wealth Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the TCFG Wealth Management, LLC's financial statements. The Supplemental Information is the responsibility of the TCFG Wealth Management, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as TCFG Wealth Management, LLC's auditor since 2016.
Tarzana, California
February 24, 2025

## TCFG WEALTH MANAGEMENT, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2024

| Assets | | 2024 |
|---|---|---:|
| Cash | $ | 1,061,388 |
| Deposits held at clearing broker | | 100,000 |
| Securities | | 12,141 |
| Accounts Receivable | | 72,860 |
| Due from Related Parties | | 49,816 |
| Other assets | | 46,946 |
| **Total assets** | $ | 1,343,151 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Commissions Payable | $ | 65,574 |
| Due to Related Party | | 11,495 |
| Amount due to 401K | | 2,222 |
| Due to Clearing | | 17,393 |
| Total liabilities | $ | 96,684 |

**Equity**

| | | |
|---|---|---:|
| Member's Equity | | 1,246,467 |
| | | 1,246,467 |
| **Total liabilities and member's equity** | $ | 1,343,151 |

*See accompanying notes to the financial statements*

**TCFG WEALTH MANAGEMENT, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

**Revenues:**

| | | |
|---|---|---:|
| Securities commissions and fees | $ | 921,689 |
| Sale of Investment Company Shares | | 552,885 |
| Investment Banking | | 2,576,986 |
| Alternative Investments | | 62,082 |
| Variable Annuities | | 291,996 |
| Other income | | 4,405 |
| Interest income | | 21,864 |
| Registered Rep Fees | | 93,530 |
| Total revenue | | 4,525,437 |

**Expense:**

| | |
|---|---:|
| Clearing fees | 125,936 |
| Commissions | 3,560,202 |
| Employee compensation and benefits | 543,242 |
| Legal and professional | 37,858 |
| Occupancy | 41,616 |
| E&O Premiums | 39,480 |
| Internet, Email and IT Services | 56,563 |
| Licenses | 38,016 |
| Other operating expenses | 172,678 |
| Total expenses | 4,615,593 |

| | | |
|---|---|---:|
| **Loss before income taxes** | | (90,156) |
| **Income tax benefit (expense):** | | |
| Current state franchise tax | | 6,800 |
| **Net income (loss)** | $ | (96,956) |

*See accompanying notes to the financial statements*

## TCFG WEALTH MANAGEMENT, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## DECEMBER 31, 2024

| | |
|---|---:|
| Balance, December 31, 2023 | 1,538,423 |
| Member's Distribution | (195,000) |
| Net Income (loss) | (96,956) |
| Balance, December 31, 2024 | 1,246,467 |

**TCFG WEALTH MANAGEMENT, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2024**

|  |  | 2024 |
|---|---|---|
| **Operating activities** |  |  |
| Net income (loss) | $ | (96,956) |
| Adjustments to reconcile net income (loss) to |  |  |
| net cash provided by operating activities: |  |  |
|  |  |  |
| Receivable from clearing brokers |  | 31,528 |
| Accounts receivable |  | 230,993 |
| Due from related parties |  | 150,049 |
| Securities |  | (419) |
| Other assets |  | 32,144 |
| Commissions payable |  | (247,676) |
| Unearned revenue |  | (20,000) |
| Due to Related Party |  | (11,937) |
| Amount due to 401K |  | 2,222 |
| Deferred Compensation |  | (4,757) |
| Due to clearing |  | (22,587) |
| **Net cash provided by operating activities** |  | 42,604 |
|  |  |  |
| **Financing activities** |  |  |
|  |  |  |
| Member distributions |  | (195,000) |
| **Net cash used in financing activities** |  | (195,000) |
|  |  |  |
| Decrease in cash |  | (152,396) |
|  |  |  |
| **Cash at 1/1/24** |  | 1,213,784 |
| **Cash at 12/31/24** |  | 1,061,388 |
|  |  |  |
| **Supplementary Information:** |  |  |
| Cash paid for interest | $ | - |
| Cash paid for income taxes | $ | 6,800 |

*See accompanying notes to the financial statements*

## Note 1-Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized on April 10, 2012, under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity, fixed-income capital markets, asset management, and private equity businesses, including securities brokerage and asset management services.

The Company has a sole member, Certus Financial Group, LLC ("Certus").

## Note 2 - Significant Accounting Policies

### Basis of Accounting
These financial statements are presented on the accrual basis of accounting per generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Management Review
The management has reviewed the results of operations for the period from its year-end December 31, 2024 through February 24, 2025, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

### Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 -quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Securities in the amount of $12,141 were level 2 at December 31, 2024.

### Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, accounts receivable, accounts payable, and accrued expenses.

### Income Taxes

The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company. The Company is subject to a minimum State of California Franchise Tax of $800 and a Gross Receipts Tax of $6,000.

The Company is generally no longer subject to tax examinations relating to federal and state tax returns beyond three years.

### Retirement

The Company has a 401(K) Plan for eligible employees. Total contributions for the year ended December 31, 2024, were $15,524.

### Segment Reporting

The Company Is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment banking. The Company has identified its Principal Operations Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

## ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any remuneration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no-load funds and UITs to the extent they are open end companies.

Revenue from the sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; investment advisory fees; administrative fees, revenue from 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; due diligence fees received from issuers; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

## Note 3 - Significant Provisions of the Company's Limited Liability Agreement

The equity interest of the Company is owned by one member, Certus, who contributed $10,000 upon inception of the Company.

The Company's duration is perpetual and can be dissolved as a result of the following events: death, retirement, resignation, expulsion, bankruptcy or dissolution, or the occurrence of any other event which terminates the continued membership of a member.

## Note 4 - Related Party

The Company has an Agreement (the "TCFG Expense Sharing Agreement") with Certus for the sharing of expenses. During 2024, the Company reimbursed its sole member $135,116 ($41,616 in Occupancy and, $94,500 in Employee compensation and benefits) in reimbursement for its pro rata share of expenses under a TCFG Expense Sharing Agreement entered into in December 2012 and updated in October 2024. At December 31, 2024, the company was owed $49,816 from related parties. The Company owed related parties $11,495 as of December 31, 2024.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance, lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, except short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company is not subject to this requirement since it has an expense-sharing agreement with its Parent.

## Note 5 - Deposit with Clearing Organization

The Company maintains a deposit account with Pershing, LLC ("Pershing") as part of the Company's contract for services. Pershing requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2024, the deposit balance was $100,000.

The Company has a termination clause in its agreement with Pershing expiring December 31, 2027. The termination fee ranges from $1,000,000 to $2,500,000.

## Note 6 - Commitments and Contingencies

The Company was not subject to any litigation during or at year ended December 31, 2024.

## Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule (Rule 15c3-1). Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $6,446. On December 31, 2024, the Company's net capital of $1,128,437 exceeded the minimum net capital requirement of $6,446 by $1,121,991 and the Company's ratio of aggregate indebtedness of $96,684 to net capital was 0.86:1, which is less than the 15:1 maximum ratio requirement.

## Note 8 - Concentrations

During the year ended December 31, 2024, 60.31% of the Company's revenue was derived from Investment Banking related activities.

Computation of Net Capital under Rule 15c3-1 of the Securities and
Exchange Commission:

| | | |
|---|---|---:|
| Member's Equity, December 31, 2024 | | 1,246,467 |
| Subtract - Non allowable assets: | | |
| Accounts receivable | $ | 71,084 |
| Other assets | $ | 46,946 |
| | $ | 118,030 |
| Haircuts | | - |
| NET CAPITAL | | 1,128,437 |
| Minimum net capital | | 6,446 |
| Excess net capital | | 1,121,991 |
| Aggregate indebtedness | | 96,684 |
| Ratio of aggregate indebtedness to net capital | | 0.86 |

Minimum Net Capital Calculation

| | | |
|---|---:|---:|
| Aggregate Indebtedness ("AI") | 96,684 | |
| X 6 2/3% | 0.066667 | |
| AI Net Capital Requirement | 6,446 | |
| Statutory Requirement | 5,000.00 | |
| Minimum Net Capital Requirement | $ | 6,446 |

There are no differences between the audit and Focus filed at December 31, 2024.

# TCFG WEALTH MANAGEMENT, LLC

## Schedule II

### Determination of Reserve Requirements
### Under Rule 15c3-3 of the Securities and Exchange Commission
### December 31, 2024

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

The company has no reserve deposit obligations under SEC
15c3-3 because it is a "non-covered" firm pursuant to footnote
74 to SEC Release 34-70073 and therefore is not subject to the
Rule.

## Schedule III
### Information Relating to Possession or Control
### Requirements Under Rule 15c3-3
### December 31, 2024

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC 15c3-
3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC
Release 34-7073 and therefore is not subject to the Rule.

# Assertions Regarding Exemption Provisions

TCFG Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k) (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) (2) (ii) throughout the most recent fiscal year December 31, 2023, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to: (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, retailing corporate equity securities over-the-counter, selling corporate debt securities, mutual fund retailer, US government securities, municipal securities, variable life insurance or annuities, solicitor of time deposits in a financial institution, oil and gas interests, put and call or option writer, tax shelters or limited partnerships in primary distributions, non-exchange member arranging for transactions in listed securities by exchange member, private placements of securities and interests in mortgages or other receivables. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TCFG Wealth Management, LLC

I, Rick Roberts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Rick Roberts

Title: President and CEO
February 24, 2025

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA  91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
TCFG Wealth Management, LLC
Laguna Niguel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) TCFG Wealth Management, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which TCFG Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) TCFG Wealth Management, LLC, stated that TCFG Wealth Management, LLC, met the identified exemption provisions throughout the most recent year ended December 31, 2024 without exception and (3) TCFG Wealth Management, LLC stated that TCFG Wealth Management, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (2) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year December 31, 2024 without exception.  TCFG Wealth Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about TCFG Wealth Management, LLC's compliance with the exemption provisions.  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.  Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2025